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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2004	2005	2006	2007	2008
	($ in thousands)
Pre-tax income (loss) from continuing operations	$(6,141)	$39,027	$101,136	$43,998	$172,317
Fixed charges and preferred dividends	28,839	3,465	11,761	14,677	17,970
Amortization of capitalized interest	—	—	7	87	149
Interest capitalized	—	—	(968)	(1,622)	(1,666)
Preferred dividends	(18,633)	—	—	—	—

Total adjusted earnings (loss) available for payment of fixed charges	$4,065	$42,492	$111,936	$57,140	$188,770

Fixed charges and preferred dividends
Interest expense	$5,536	$1,999	$9,783	$12,119	$14,099
Interest capitalized	—	—	968	1,622	1,666
Amortization of debt-related expenses	4,409	1,175	556	482	1,736
Rental expense representative of interest factor	261	291	454	454	469
Preferred dividends	18,633	—	—	—	—

Total fixed charges and preferred dividends	$28,839	$3,465	$11,761	$14,677	$17,970

Ratio of earnings to fixed charges(1)	—	12.3x	9.5x	3.9x	10.5x
Ratio of earnings to combined fixed charges and preferred dividends(2)	—	12.3x	9.5x	3.9x	10.5x

(1)
Our earnings were inadequate to cover fixed charges by $6.1 million for the fiscal year ended December 31, 2004.

(2)
Our earnings were inadequate to cover fixed charges and preferred dividends by $24.8 million for the fiscal year ended December 31, 2004. The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges for the periods after 2004 because no shares of preferred stock were outstanding during those periods.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS